Contractor Plus, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PP)
ASSETS		
Current Assets		
Bank Accounts		
Azlo	0.00	0.00
Checking (0091)	12,059.61	43,280.59
Credit card (ount)	-813.06	1,038.69
Stripe Bank account (required for Synder)	2,059.42	96.46
Total Bank Accounts	**$13,305.97**	**$44,415.74**
Accounts Receivable		
Accounts Receivable (A/R)	-4.96	126.00
Apple	2,210.84	1,155.97
Impact Radius	400.00	
Thumbtack	509.55	
Total Accounts Receivable	**$3,115.43**	**$1,281.97**
Other Current Assets		
Other Receivables	0.00	0.00
Prepaid Expenses	0.00	0.00
Refund Claims	109.00	128.00
Total Other Current Assets	**$109.00**	**$128.00**
Total Current Assets	**$16,530.40**	**$45,825.71**
Fixed Assets		
Accumulated Depreciation - Office Equipments	-275.75	
Office Equipments	3,584.65	
Total Fixed Assets	**$3,308.90**	**$0.00**
TOTAL ASSETS	**$19,839.30**	**$45,825.71**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	0.00	0.00
Total Accounts Payable	**$0.00**	**$0.00**
Other Current Liabilities		
Accrued Expenses	9,179.74	758.75
Cancellation Refunds	0.00	0.00
Deferred Revenue	37,272.64	12,120.83
Florida Department of Revenue Payable	0.00	0.00
Out Of Scope Agency Payable	0.00	
Provision For Taxation	0.00	0.00
Salary Payable	0.00	265.00
Short Term Loan	0.00	2,278.03
Quickbooks loan	15,000.00	

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PP)
Stripe Loan	4,606.26	
Total Short Term Loan	**19,606.26**	**2,278.03**
Total Other Current Liabilities	**$66,058.64**	**$15,422.61**
Total Current Liabilities	**$66,058.64**	**$15,422.61**
Long-Term Liabilities		
Convertible Loan	120,980.62	115,304.26
Director Loan	7,904.11	7,904.11
Total Long-Term Liabilities	**$128,884.73**	**$123,208.37**
Total Liabilities	**$194,943.37**	**$138,630.98**
Equity		
Opening Balance Equity	50.50	53.00
Retained Earnings	-92,858.27	-7,944.97
Net Income	-82,296.30	-84,913.30
Total Equity	**$ -175,104.07**	**$ -92,805.27**
TOTAL LIABILITIES AND EQUITY	**$19,839.30**	**$45,825.71**